UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

Emma Cuadrado

Wicklow Capital, Inc.

53 W. Jackson Boulevard, Suite 1204

Chicago, Illinois

(312) 360-1377

with a copy to:

Lindsey A. Smith

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person: Daniel V. Tierney 2011 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,720,699(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,720,699(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,720,699(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 2,720,699 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”) that are issuable upon the exercise of warrants (“Warrant Shares”).
(2)	All of the Warrant Shares reported in the table above are directly held by the Daniel V. Tierney 2011 Trust, an Illinois trust (the “2011 Trust”). Emma Cuadrado is the trustee of the 2011 Trust and has sole voting and dispositive power over the securities held by the 2011 Trust. Daniel V. Tierney is the settlor and sole beneficiary of the 2011 Trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the 2011 Trust, but does have the power to revoke the 2011 Trust and acquire beneficial ownership of such securities within 60 days.
(3)	Calculated based on a total of 93,599,349 Class A Common Shares outstanding, which consists of (i) an estimated 90,878,650 Class A Common Shares outstanding as of February 24, 2016, according to information filed by KCG Holdings on February 29, 2016, plus (ii) 2,720,699 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Emma Cuadrado
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,720,699(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,720,699(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,720,699(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 2,720,699 Warrant Shares.
(2)	All of the Warrant Shares reported in the table above are directly held by the 2011 Trust. Emma Cuadrado is the trustee of the 2011 Trust and has sole voting and dispositive power over the securities held by the 2011 Trust. Daniel V. Tierney is the settlor and sole beneficiary of the 2011 Trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the 2011 Trust, but does have the power to revoke the 2011 Trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Calculated based on a total of 93,599,349 Class A Common Shares outstanding, which consists of (i) an estimated 90,878,650 Class A Common Shares outstanding as of February 24, 2016, according to information filed by KCG Holdings on February 29, 2016, plus (ii) 2,720,699 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Daniel V. Tierney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,079 (1)
	8.	Shared Voting Power 5,559,524 (2)(3)(4)
	9.	Sole Dispositive Power 12,079 (1)
	10.	Shared Dispositive Power 5,559,524 (2)(3)(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,571,603 (1)(2)(3)(4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0% (5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 12,079 Class A Common Shares held by Daniel V. Tierney.
(2)	Represents (i) 2,838,825 Class A Common Shares held by Milestone Investments, Limited Partnership, an Alaskan limited partnership (“Milestone”), and (ii) 2,720,699 Warrant Shares held by the 2011 Trust.
(3)	2,838,825 of the Class A Common Shares reported in the table above are directly held by Milestone. Milestone is managed by its general partner, Wicklow Capital, Inc., an Illinois corporation (“Wicklow”). Wicklow is wholly owned by the Daniel V. Tierney 2003 Trust, an Illinois trust (the “2003 Trust”). Daniel V. Tierney is the President of Wicklow and the trustee, settlor and sole beneficiary of the 2003 Trust.

(4)	All of the Warrant Shares reported in the table above are directly held by the 2011 Trust. Emma Cuadrado is the trustee of the 2011 Trust and has sole voting and dispositive power over the securities held by the 2011 Trust. Daniel V. Tierney is the settlor and sole beneficiary of the 2011 Trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the 2011 Trust, but does have the power to revoke the 2011 Trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(5)	Calculated based on a total of 93,599,349 Class A Common Shares outstanding, which consists of (i) an estimated 90,878,650 Class A Common Shares outstanding as of February 24, 2016, according to information filed by KCG Holdings on February 29, 2016, plus (ii) 2,720,699 Warrant Shares.

Introduction

This Amendment No. 12 (this “Amendment No. 12”) amends Amendment No. 11 dated November 16, 2015 (“Amendment No. 11”), Amendment No. 10 dated November 11, 2015 (“Amendment No. 10”), Amendment No. 9 dated June 8, 2015 (“Amendment No. 9”), Amendment No. 8 dated May 29, 2015 (“Amendment No. 8”), Amendment No. 7 dated May 27, 2015 (“Amendment No. 7”), Amendment No. 6 dated May 1, 2015 (“Amendment No. 6”), Amendment No. 5 dated February 2, 2015 (“Amendment No. 5”), Amendment No. 4 dated March 3, 2014 (“Amendment No. 4”), Amendment No. 3 dated February 3, 2014 (“Amendment No. 3”), Amendment No. 2 dated January 13, 2014 (“Amendment No. 2”) and Amendment No. 1 dated October 31, 2013 (“Amendment No. 1”) to the statement on Schedule 13D dated July 1, 2013 (the “Original Statement” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and this Amendment No. 12, this “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Original Statement. Any capitalized terms used in this Amendment No. 12 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

This Amendment No. 12 reflects transactions and developments through the date hereof relating to the Reporting Persons’ holdings of securities of KCG Holdings. In particular, this Amendment No. 12 is being filed to reflect the transfer of 2,838,825 Class A Common Shares from the Daniel V. Tierney 2011 Trust, an Illinois trust (the “2011 Trust”), to Milestone Investments, Limited Partnership, an Alaskan limited partnership (“Milestone”), effective March 7, 2016.

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

There has been no change to the information disclosed in Item 2 of Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and restated in its entirety as follows:

Effective March 7, 2016, the 2011 Trust transferred 2,838,825 Class A Common Shares to Milestone for estate planning purposes. Milestone may from time to time engage in a variety of derivative transactions with respect to its Class A Common Shares, including the purchase and sale of options, puts and calls.

Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons may determine to change their intentions with respect to KCG Holdings at any time in the future and may, for example, elect (i) to acquire additional Class A Common Shares or rights to acquire Class A Common Shares in open market or privately negotiated transactions or (ii) to dispose of all or a portion of their holdings of Class A Common Shares or Warrant Shares. In reaching any determination as to a future course of action, the Reporting Persons will take into consideration various factors, such as KCG Holdings’ business and prospects, other developments concerning KCG Holdings, other business opportunities available to the Reporting Persons, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) - (b) With respect to Daniel V. Tierney, the 2011 Trust and Emma Cuadrado, this Schedule 13D relates to the beneficial ownership of 2,720,699 Warrant Shares. Such shares represent 2.9% of the outstanding Class A Common Shares (based on a total of 93,599,349 Class A Common Shares outstanding, which consists of (i) an estimated 90,878,650 Class A Common Shares outstanding as of February 24, 2016, according to information filed by KCG Holdings on February 29, 2016, plus (ii) 2,720,699 Warrant Shares). All of such Warrant Shares are directly held by the 2011 Trust. Emma Cuadrado is the trustee of the 2011 Trust and has sole voting and dispositive power over the securities held by the 2011 Trust. Daniel V. Tierney is the settlor and sole beneficiary of the 2011 Trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the 2011 Trust, but does have the power to revoke the 2011 Trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Daniel V. Tierney or Emma Cuadrado that such Reporting Person is the beneficial owner of any such securities held by the 2011 Trust for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Solely with respect to Daniel V. Tierney, this Schedule 13D also relates to the beneficial ownership of an additional (i) 12,079 Class A Common Shares directly held by Daniel V. Tierney and (ii) 2,838,825 Class A Common Shares directly held by Milestone. Together with the 2,720,699 Warrant Shares described in the preceding paragraph, these shares represent 6.0% of the outstanding Class A Common Shares (based on a total of 93,599,349 Class A Common Shares outstanding, which consists of (i) an estimated 90,878,650 Class A Common Shares outstanding as of February 24, 2016, according to information filed by KCG Holdings on February 29, 2016, plus (ii) 2,720,699 Warrant Shares). All of such Class A Common Shares are directly held by Milestone. Milestone is managed by its general partner, Wicklow Capital, Inc., an Illinois corporation (“Wicklow”). Wicklow is wholly owned by the Daniel V. Tierney 2003 Trust, an Illinois trust (the “2003 Trust”). Daniel V. Tierney is the President of Wicklow and the trustee, settlor and sole beneficiary of the 2003 Trust.

(c) On March 7, 2016, the 2011 Trust transferred 2,838,825 Class A Common Shares to Milestone in a private transaction for no consideration. No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares during the past sixty days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Schedule 13D.

(e) The 2011 Trust and Emma Cuadrado each ceased to have voting or dispositive power over more than 5% of the Class A Common Shares on March 7, 2016 as a result of the transfer described in paragraph (c) of this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby supplemented as follows:

Milestone holds a portion of its assets, which may include its Class A Common Shares and Warrant Shares, in prime brokerage accounts at various institutions, which accounts provide Milestone with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Class A Common Shares owned by Milestone are held from time to time in such prime brokerage accounts, they may be subject to such counterparty rights.

Milestone may from time to time engage in a variety of derivative transactions with respect to its Class A Common Shares, including the purchase and sale of options, puts and calls.

The 2011 Trust maintains a secured line of credit with a commercial bank. The maximum amount that may be drawn from the line of credit is $10,000,000. In the event of default, the lender could, among other remedies, seek recourse against the assets of the 2011 Trust, including its Warrant Shares.

No Reporting Person has any other contracts, arrangements, understandings or relationships with respect to any securities of KCG Holdings.

Item 7.	Material to Be Filed as Exhibits.

There has been no change to the information disclosed in Item 7 of the Original Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANIEL V. TIERNEY 2011 TRUST

Date: March 11, 2016	By	/s/ Emma Cuadrado
Name: Emma Cuadrado
Title: Trustee

Date: March 11, 2016	/s/ Daniel V. Tierney
DANIEL V. TIERNEY

Date: March 11, 2016	/s/ Emma Cuadrado
EMMA CUADRADO